UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

CORNELL COMPANIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

219141108
(CUSIP Number)

Thomas R. Hudson Jr, Pirate Capital LLC
200 Connecticut Avenue, 4th Floor
Norwalk, CT 06854 (203) 854-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP: 219141108
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pirate Capital LLC


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7 	SOLE VOTING POWER
					852,900 (See Item 5)

				8 	SHARED VOTING POWER
					0

				9 	SOLE DISPOSITIVE POWER
					1,999,100 (See Item 5)

				10	SHARED DISPOSITIVE POWER
					0


				11 	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,999,100 (See Item 5)


				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					14.8% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					00 (See Item 2)





CUSIP: 219141108


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas R. Hudson Jr

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

				7	SOLE VOTING POWER
					1,146,200 (See Item 5)


				8 	SHARED VOTING POWER
					852,900 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					1,999,100 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,999,100 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					14.8% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


CUSIP: 219141108

1 NAME OF REPORTING PERSON S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE PERSON
Gabrielle Katz Hudson

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP* (a) (b)
__X__ * See Item 2

3 SEC USE ONLY

4 SOURCE OF FUNDS Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7	SOLE VOTING POWER
					0 (See Item 5)


				8 	SHARED VOTING POWER
					852,900 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					1,999,100 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,999,100 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					14.8% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is shares of common stock, par value $.001, of Cornell Companies, Inc. whose principal executive offices are located at 1700 West Loop South, Suite 1500, Houston Texas 77027.



Item 2. Identity and Background

(a), (b), (c) and (f) This Amendment No. 8 amends the Schedule 13D filed by Pirate Capital LLC, Thomas R. Hudson Jr and Gabrielle Katz Hudson on
July 6, 2004. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr and Gabrielle Katz Hudson are the controlling Members of Pirate Capital LLC.
Each of them is a citizen of the United States. Thomas R. Hudson Jr is the Managing Member of Pirate Capital LLC, which is his principal occupation. Gabrielle Katz Hudson is the Chief Operating Officer of Pirate Capital LLC, which is her principal occupation. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 1,999,100 shares of the Common Stock of the Issuer (the Shares), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund Ltd and Mint Master Fund Ltd (the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(d) and (e) Within the last five years, none of Pirate Capital LLC, Thomas
R. Hudson Jr, or Gabrielle Katz Hudson has been i) convicted in a criminal proceeding, or ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $26,561,856.08 was paid to acquire the Shares as detailed in Item 5.



Item 4. Purpose of Transaction

Pirate Capital LLC ("Pirate") has decided to seek the election of seven nominees to the board of directors of Cornell Companies, Inc. (the "Company") at the Company's 2005 Annual Meeting of Stockholders. Pirate does not expect the Board of Directors of the Company to support Pirate's nominees and is prepared to solicit proxies from the Company's stockholders to elect Pirate's nominees. The seven nominees that Pirate currently intends to nominate for election are as follows:

*	Leon Clements, president and chief executive officer of League
	Medical Concepts and the former chief administrative officer of the University of Texas Medical Branch, a provider of health care services for the prison system in Texas;

*	Alfred Jay Moran, Jr., the chairman and chief executive officer
	of The Moran Group LLC, a turnaround and restructuring firm;

*	Richard Crane, a consultant in more than 30 corrections
	privatization projects, and the former general counsel for Corrections Corporation of America;

*	Todd Goodwin, a former partner of investment banking firm Gibbons,
	Goodwin, van Amerongen, and a former managing director of Merrill
	Lynch;

*	Sally Walker, the president of Encourage Youth Corporation, a
	consulting firm specializing in programming for high risk youths and juvenile offenders;

*	Thomas R. Hudson, Jr, the portfolio manager and managing member of
	Pirate, a former senior distressed trader and portfolio manager at Goldman, Sachs & Co., and the former chairman of the Loan Syndication and Trading Association's Distressed Committee; and

*	Zachary George, senior investment analyst of Pirate covering the
	private corrections industry.

Each of the nominees has entered into a letter of agreement with Pirate, the form of which is attached hereto as Exhibit 2. Pirate intends to submit a notice to the Company in accordance with the Company's bylaws setting forth its slate of nominees. In connection with its expected solicitation of proxies for the election of directors, Pirate has retained D.F. King & Co., a New York based proxy solicitor. The Company has not yet announced the date of the 2005 Annual Meeting of Stockholders.

It is Pirate's understanding that the Board of Directors of the Company currently consists of seven members, including James E. Hyman, who has recently been appointed as the Company's new Chief Executive Officer. Pirate currently intends to submit seven nominees, which, if elected, would constitute all of the members of the Board of Directors. The total number of nominees proposed by Pirate may, in part, depend on the actual number of the members of the Board of Directors as determined by the Company.

The limited amount of information made publicly available by the Company concerning Mr. Hyman provides an insufficient basis for Pirate to have established an opinion regarding Mr. Hyman's appointment as CEO. While Pirate may ultimately be receptive to Mr. Hyman's role as CEO and a director of the Company, his recent appointment does not alter Pirate's determination that the Board of Directors of the Company needs to be replaced.

Pirate reserves the right to change its plans and take any and all actions that Pirate may deem appropriate to maximize the value of its investment in the Company, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by Pirate in the open market or in privately negotiated transactions, (c) communicating with other stockholders or (d) formulating other plans or proposals regarding the Company or its securities, in each case to the extent deemed advisable by Pirate in light of Pirate's general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.



Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, Ltd. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Director of Jolly Roger Offshore Fund Ltd, Thomas R. Hudson Jr has sole voting power with respect to the Shares owned by Jolly
Roger Offshore Fund Ltd. By virtue of their shared control of Pirate Capital LLC, each of Thomas R. Hudson Jr and Gabrielle Katz Hudson is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital LLC has sole voting power with respect to 852,900 of the Shares and sole disposition power with respect to 1,999,100 of the Shares; Thomas R. Hudson Jr has sole voting power with respect to 1,146,200 of the Shares and shared voting power with respect to 852,900 of the Shares and shared disposition power with respect to 1,999,100 of the Shares;
and Gabrielle Katz Hudson has shared voting power with respect to 852,900 of the Shares and shared disposition power with respect to 1,999,100 of the Shares. None of the Reporting Persons have any voting or disposition power over any Shares held by nominees (other than Mr. Hudson) listed herein and there are no agreements or understandings between any of the Reporting Persons and any of the nominees (other than Mr. Hudson) listed herein with respect to the holding, voting or disposing of any of Cornell's securities. Accordingly, the number of Shares beneficially owned by the Reporting Persons reported herein does not include 7,000 Shares held by Todd Goodwin and 100 Shares held by Richard Crane.



(b) All of the Shares were purchased by the Holders in open market transactions. The following sets forth all purchases made by each of the Holders in the last sixty days:


JOLLY ROGER OFFSHORE FUND LTD
Trade Date	Number of Shares	Price
12/2/04		400			14.70
12/3/04		5,000			15.01
12/3/04		18,800			14.99
12/6/04		600			15.03
12/6/04		1,400			15.00
12/6/04		4,400			15.05
12/7/04		3,000			15.01
12/7/04		1,800			15.00
12/7/04		9,400			15.00
12/8/04		3,000			15.00
12/9/04		1,100			15.01
12/9/04		300			15.01
12/9/04		1,500			15.00
12/9/04		7,600			15.05
12/10/04	200			15.00
12/13/04	13,500			15.05
12/17/04	8,800			15.09
12/17/04	4,500			15.25
12/17/04	500			15.16
12/20/04	26,600			15.09
12/21/04	20,000			15.05
1/26/05		500			15.11
1/28/05		1,000			14.95
1/28/05		1,000			14.96

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None



Item 7. Material to Be Filed as Exhibits
	Exhibit 1. 	Agreement of Joint Filing

	Exhibit 2.	Nominee Agreement


Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2005

			Pirate Capital LLC



		   By: 	Thomas R. Hudson Jr
			Portfolio Manager



			Thomas R. Hudson Jr



			Gabrielle Katz Hudson




EXHIBIT 1

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the attached Schedule 13D, together with any and all amendments thereto, is filed on behalf of each of us, pursuant to Rule 13d-1 of the General Rules and Regulations of the Securities and Exchange Commission. This Agreement may be executed in several counterparts, each of which may be deemed to be an original, but all of which together will constitute one and the same Agreement.

Dated: January 31, 2005


			Thomas R. Hudson Jr



			Gabrielle Katz Hudson



			PIRATE CAPITAL, LLC



EXHIBIT 2

NOMINEE AGREEMENT

Dear Nominee:


	We are pleased that you have agreed to become a member of a slate of nominees (the "Slate") of Pirate Capital, LLC (the "Fund") to stand for election as a director of Cornell Companies, Inc. ("Cornell") at the 2005 Annual Meeting of Stockholders of Cornell (the "2005 Annual Meeting"), expected to be held in June 2005, or a special meeting of stockholders of Cornell called for a similar purpose. This letter will confirm our understanding regarding your nomination.

	1. 	The Fund shall pay all costs of the proxy contest to be
conducted by the Fund in connection with the 2005 Annual Meeting (the "Proxy Contest"); provided however that the Fund reserves the right to seek reimbursement for such costs from Cornell.

	2.	You understand that it may be difficult, if not impossible,
to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, the Fund is relying upon your agreement to seek nomination.
In that regard, you are being supplied with a questionnaire (a "Questionnaire") in which you will provide the Fund with information necessary for the Fund to make appropriate disclosures both to Cornell and for use in creating the proxy material to be sent to stockholders of Cornell that will be filed with the Securities and Exchange Commission. You have agreed that (i) you will immediately complete and sign the questionnaire and return it to the undersigned and (ii) your responses to the questions contained therein will be true and correct in all respects. The Fund has also enclosed a form letter (the "Consent Letter") to Cornell informing Cornell that you consent to being a nominee of the Fund for the election as a director of Cornell and, if elected, consent to serve as a director of Cornell.

	 3.	The undersigned hereby agrees that, so long as you actually
serve on the Slate, the Fund will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Cornell on the Slate. Your right of indemnification hereunder shall continue after the election has taken place but only for events which occurred during the period from the date hereof until the date of the 2005 Annual Meeting or special meeting of stockholders regarding the election of the Slate in the event that you are a candidate for election at such special meeting. Anything to the contrary herein notwithstanding, the Fund is not indemnifying you for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the 2005 Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to Cornell's Board of Directors or for any actions taken by you as a director of Cornell, if you are elected. Nothing herein shall be construed to provide you an indemnity: (i) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner which constitutes gross negligence or willful misconduct; or (iii) if the claim results from any misstatement or omission of material fact in your Questionnaire. In the event that you shall make any claim for indemnification hereunder, you shall promptly notify the Fund in the event of any third-party claims actually made against you or known by you to be threatened. In addition, with respect to any such claim, the Fund shall be entitled to control your defense with counsel chosen by the Fund. The Fund shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, the Fund may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

	4. 	Each of us recognizes that should you be elected to the Board of Directors of Cornell all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of Cornell and, as a result, that there is, and can be, no agreement between you and the Fund which governs the decisions which you will make as a director of Cornell.

	5.	This letter sets forth the entire agreement between the Fund and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the Fund and you. This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.


	Should the foregoing agree with your understanding, please so indicate in the space provided below, and return to the Fund, together with the completed Questionnaire and Consent Letter, whereupon this letter will become a binding agreement between us.



Very truly yours,



PIRATE CAPITAL, LLC



By: ______________________________
Name: Thomas R. Hudson Jr
Title:   Portfolio Manager



Agreed to and accepted as
of the date first written above:

________________________
Nominee



CONSENT OF NOMINEE

	The undersigned hereby consents to being named as a nominee for election as a director of Cornell Companies, Inc. (the "Company"), in the proxy statement and other materials concerning the undersigned's nomination in connection with the solicitation of proxies from stockholders of the Company to be voted at the 2005 annual meeting of stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.



________________________
Nominee